Market Vectors Exchange-Traded Funds

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Equity ETFs		Ticker	Expense Ratio Gross*	Expense Ratio Net*
Industry	Biotech	BBH	0.41%	0.35%[1]
	Environmental Services	EVX®	0.92%	0.55%[1]
	Gaming	BJK®	0.73%	0.65%[1]
	Pharmaceutical	PPH®	0.42%	0.35%[1]
	Retail	RTH®	0.63%	0.35%[1]
	Semiconductor	SMH®	0.41%	0.35%[1]
Strategic Equity	Global Spin-Off	SPUN	0.62%	0.55%[4]
	Morningstar International Moat	MOTI	0.64%	0.56%[4]
	Morningstar Wide Moat	MOAT®	0.50%	0.49%[1]
Hard Assets	Agribusiness	MOO®	0.57%	0.57%[2]
	Coal	KOL®	0.63%	0.59%[2]
	Global Alternative Energy	GEX®	0.64%	0.62%[2]
	Gold Miners	GDX®	0.53%	0.53%[2]
	Junior Gold Miners	GDXJ®	0.55%	0.55%[2]
	Natural Resources	HAP®	0.73%	0.50%[2]
	Oil Refiners	CRAK	0.64%	0.59%[5]
	Oil Services	OIH®	0.39%	0.35%[2]
	Rare Earth/Strategic Metals	REMX®	0.72%	0.58%[2]
	Solar Energy	KWT®	1.08%	0.65%[2]
	Steel	SLX®	0.63%	0.55%[2]
	Unconventional Oil & Gas	FRAK®	0.67%	0.54%[2]
	Uranium+Nuclear Energy	NLR®	0.76%	0.60%[2]
Country/Regional	Africa Index	AFK®	0.80%	0.80%[2]
	Brazil Small-Cap	BRF®	0.66%	0.60%[2]
	ChinaAMC A-Share	PEK®	1.69%	0.72%[2]
	ChinaAMC SME-ChiNext	CNXT®	0.66%	0.66%[2]
	Egypt Index	EGPT®	0.97%	0.97%[2]
	Gulf States Index	MES®	2.07%	0.99%[2]
	India Small-Cap Index	SCIF®	0.92%	0.89%[2]
	Indonesia Index	IDX®	0.66%	0.58%[2]
	Indonesia Small-Cap	IDXJ®	2.30%	0.61%[2]
	Israel	ISRA®	0.76%	0.60%[2]
	Poland	PLND®	0.99%	0.60%[2]
	Russia	RSX®	0.61%	0.61%[2]
	Russia Small-Cap	RSXJ®	0.95%	0.68%[2]
	Vietnam	VNM®	0.70%	0.70%[2]

Income ETFs		Ticker	Expense Ratio Gross*	Expense Ratio Net*
Income	BDC Income	BIZD®	9.62%	9.45%[3]
	ChinaAMC China Bond	CBON®	0.87%	0.50%[3]
	Emerging Markets Aggregate Bond	EMAG®	1.01%	0.49%[3]
	Emerging Markets High Yield Bond	HYEM®	0.47%	0.40%[3]
	J.P. Morgan EM Local Currency Bond	EMLC®	0.49%	0.47%[3]
	Fallen Angel High Yield Bond	ANGL®	0.90%	0.40%[3]
	International High Yield Bond	IHY®	0.54%	0.40%[3]
	Investment Grade Floating Rate	FLTR®	0.48%	0.14%[3]
	Mortgage REIT Income	MORT®	0.51%	0.41%[3]
	Preferred Securities ex Financials	PFXF®	0.47%	0.40%[3]
	Treasury-Hedged High Yield Bond	THHY®	1.44%	0.50%[3]
	CEF Municipal Income	XMPT®	1.60%	1.43%[3]
	High-Yield Municipal Index	HYD®	0.35%	0.35%
	Intermediate Municipal Index	ITM®	0.24%	0.24%
	Long Municipal Index	MLN®	0.24%	0.24%
	Pre-Refunded Municipal Index	PRB®	0.24%	0.24%
	Short High-Yield Municipal Index	SHYD®	0.35%	0.35%
	Short Municipal Index	SMB®	0.20%	0.20%

Commodity ETF	Ticker	Expense Ratio Gross*	Expense Ratio Net*
Van Eck® Merk® Gold Trust	OUNZ	0.40%	0.40%

Fund shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called creation units and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind or in cash. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market.

Investing involves substantial risk and high volatility, including possible loss of principal. Bond and bond funds will decrease in value as interest rates rise.
An investor should consider the investment objective, risks, charges and expenses of a Fund carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com. Please read the prospectus and summary prospectus carefully before investing.

<u>Van Eck Merk Gold Trust:</u> This material must be preceded or accompanied by a prospectus (http://www.vaneck.com/library/commodity-etfs-literature/). Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC provide marketing services to the Trust. ©2015 Van Eck Global. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

* Expenses may reflect temporary waivers and reimbursements and are shown in each fund's current prospectus. Expense caps exclude certain expenses, such as interest.
[1] Expenses are capped contractually until at least 02/01/16.
[2] Expenses are capped contractually until at least 05/01/16.
[3] Expenses are capped contractually until at least 09/01/16.
[4] Expenses are capped contractually until at least 02/01/17.
[5] Expenses are capped contractually until at least 05/01/17.

For more information on Market Vectors ETFs and their underlying indices, visit vaneck.com or call 800.826.2333.

ETF FEES (12/2015)

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